NEWS RELEASE

For immediate release
June 6, 2005

CanWest Obtains Injunction against Mirkaei Tikshoret Limited and Eli Azour in respect of Jerusalem Post Group

Extends Previously Issued Temporary Restraining Orders

WINNIPEG – CanWest Global Communications Corp. announced today that a Federal Court in New York has issued a preliminary injunction against Mirkaei Tikshoret Limited doing business as Mirkaei Tikshoret Group (“MTG”), converting what was a temporary restraining order that had been previously issued against MTG by a New York State court. The injunction also applies personally to Eli Azour, MTG’s president. The purpose of the preliminary injunction is to preserve the status quo pending the completion of an arbitration commenced by CanWest in January, 2005 relating to the ownership of the Jerusalem Post and its related properties.

The injunction bars MTG and Mr. Azour from entering into any merger, acquisition and similar transactions involving the Palestine Post Limited, Jerusalem Post Publications Limited, Jerusalem Report Publications Limited, The Jerusalem Post newspaper, The Jerusalem Report Magazine or their assets (the “JPost Group”); taking any steps to wind-up, dissolve or terminate the corporate existence of any JPost Group entity; selling, transferring, or encumbering any shares, receivables, other securities, or JPost Group assets acquired by MTG; repaying to MTG, or its affiliates, any indebtedness, including that acquired by MTG in its purchase of the JPost Group; and terminating any existing contracts except as required in the ordinary course of business.

The injunction also places certain restrictions on MTG and Mr. Azour in hiring, firing, or otherwise changing the employment status of any JPost Group officers, directors or other executives or entering into any new contracts, commitments or business relationships concerning the JP Group.

The arbitration, which is being conducted by The International Centre for Dispute Resolution in New York, continues to be vigorously prosecuted by CanWest.

Commenting on the current circumstances, Leonard Asper, President and Chief Executive Officer of CanWest, said, “The Federal Court’s decision is another validation of CanWest’s position. It is regrettable that we have had to engage in these proceedings and while we would much prefer to be expending our energy on expanding and improving The Jerusalem Post, we will continue to pursue enforcement of our rights and we remain as confident as ever that we will ultimately succeed in obtaining our ownership interest in the paper and its related properties”.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com), is an international media company. CanWest is Canada’s largest media company. In addition to owning the Global Television Network, CanWest is Canada’s largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

For further information contact:
Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841
gelliot@canwest.com